UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Newpark Resources, Inc.
(Name of Subject Company (Issuer and Filing Person (Offeror))
Options to Purchase Shares of Common Stock,
Par Value $0.01 Per Share
(Title of Class of Securities)
651718504
(CUSIP Number of Class of Securities)
Mark J. Airola
Vice President, General Counsel, Chief
Administrative Officer and Secretary
2700 Research Forest Drive, Suite 100
The Woodlands, Texas 77381
(281) 362-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
W. Mark Young
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$322,918	$9.91

*	For purposes of calculating amount of filing fee only. This amount assumes that options to purchase an aggregate of 140,279 shares of common stock of Newpark Resources, Inc. having an aggregate value of $322,918 as of October 30, 2007 will be amended pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of October 30, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for the fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $9.91
Form or Registration No.: Schedule TO (File No. 005-30300)
Filing Party: Newpark Resources, Inc.
Date Filed: November 5, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Schedule TO (Amendment No. 1)
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Newpark Resources, Inc., a Delaware Corporation (“Newpark”) and relates to Newpark’s offer to certain optionees to amend certain options to purchase common stock of Newpark to increase the exercise price thereof upon the terms and subject to the conditions set forth in the Offer to Amend Eligible Options dated November 5, 2007 (the “Offer to Amend”). This Amendment is the final amendment relating to the Offer. This Amendment reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Offer and the Offer to Amend and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.
     The Offer expired at 5:00 p.m. Central Time, on Thursday, December 6, 2007. Pursuant to the Offer, we accepted for amendment Eligible Portions of Eligible Options to purchase 140,279 shares of our common stock. Each Eligible Optionee elected to participate with respect to the Eligible Portion of such individual’s Eligible Option in the Offer. We have sent or will send to each Eligible Optionee a Final Election Confirmation Statement substantially in the form of Exhibit 99.(a)(1)(D) to the Schedule TO confirming each such Eligible Optionee’s final elections with respect to his/her Eligible Options.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 14, 2007

NEWPARK RESOURCES, INC.
By:	/s/ Mark J. Airola
	Name:	Mark J. Airola
	Title:	Vice President, General Counsel, Chief Administrative Officer and Secretary

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